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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
413086109
(CUSIP Number)
Sidney Harman
c/o Harman International Industries, Incorporated
1101 Pennsylvania Avenue, N.W.
Suite 1010
Washington, D.C. 20004
(202) 393-1101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No.	413086109

1	NAMES OF REPORTING PERSONS: Sidney Harman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,382,634

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,885,470

WITH	10	SHARED DISPOSITIVE POWER:

		154,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,382,634

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 6 Pages

     This Amendment No. 8 to statement on Schedule 13D amends the initial statement on Schedule 13D by Sidney Harman (the “Reporting Person”), dated November 9, 1993, as amended by Amendment No. 1 thereto dated May 4, 1995, Amendment No. 2 thereto dated August 16, 1995, Amendment No. 3 thereto dated May 6, 1996, Amendment No. 4 thereto dated May 7, 1996, Amendment No. 5 thereto dated May 21, 1996, Amendment No. 6 thereto dated November 12, 2001, and Amendment No. 7 thereto dated April 27, 2005, relating to the Reporting Person’s beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”) of Harman International Industries, Incorporated (the “Issuer”).
     Except as otherwise described herein, the information contained in the Schedule 13D, as previously amended, remains in effect.
Item 5 is hereby amended and restated in it entirety as follows:

Item 5.	Interest in Securities of the Issuer.
(a)	Aggregate Amount Beneficially Owned by the Reporting Person: 3,382,634 (including 670,000 shares of Common Stock issuable upon exercise of options owned by the Reporting Person that are exercisable within 60 days of the date of this report)

Percent of Class: 5.1%

(b)	Sole Voting Power: 3,382,634

Shared Voting Power: 0

Sole Dispositive Power: 2,885,470

Shared Dispositive Power: 154,416
     The Reporting Person shares dispositive power with respect to 154,416 shares of Common Stock as co-trustee of an irrevocable trust for various family members. The other co-trustee is the Reporting Person’s spouse.
     The Reporting Person disclaims beneficial ownership of 342,748 shares of Common Stock as to which he has been granted sole voting power pursuant to revocable proxies from three of his adult children, his two adult stepchildren, and a trust controlled by another of his adult children (see “Item 6 — Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer” below).
     (c) On January 31, 2006, the Reporting Person sold 1,000,000 shares of Common Stock in a negotiated transaction at a price of $106.75 per share. Other than the foregoing transaction, there have been no transactions in Common Stock by the Reporting Person during the 60 days preceding the date of the filing of this Amendment.

Page 3 of 6 Pages

     (d) Each of three adult children of the Reporting Person, his two adult stepchildren, and a trust controlled by another of his adult children have granted revocable proxies to the Reporting Person but retain the right to receive and direct the receipt of dividends from, and the proceeds from the sale of, shares of Common Stock subject to the proxies.
     (e) Not Applicable
Item 6 is hereby amended and restated in it entirety as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response to Item 6 is hereby amended and restated as follows.
     In April 2001, the Reporting Person obtained voting power with respect to 186,225 shares of Common Stock pursuant to revocable proxies (the “2001 Proxies”) granted to the Reporting Person by three of his adult children, his two adult stepchildren, and a trust controlled by another of his adult children. The 2001 Proxies replace similar proxies previously granted to the Reporting Person which were about to expire.
     In May of 2003, a trust for the benefit of the two adult stepchildren of the Reporting Person, and of which the Reporting Person was a co-trustee, terminated. As a result, a total of 45,786 shares of Common Stock were distributed to such stepchildren. At that time, each stepchild granted a revocable voting proxy (the “2003 Proxies” and together with the 2001 Proxies the “Proxies”) to the Reporting Person.
     The agreements under which the Reporting Person was granted the Proxies were filed as exhibits to Amendment No. 7 to this Schedule 13D in response to Item 7. The terms and conditions of the Proxies are incorporated herein by reference.

Page 4 of 6 Pages

     Simultaneously with the January 31, 2006 sale reported in Item 5 above, three additional senior executives of the Issuer sold an aggregate of 1,111,081 shares of Common Stock. Information regarding these additional executives and their sales and beneficial ownership of Issuer securities is set forth below:

			Number of Shares
		Number of Shares of	of Common Stock
		Common Stock	Underlying Options
	Number of Shares of	Beneficially Owned	Unexercisable
Name and Title of	Common Stock Sold	as of February 1,	Within 60 days
Beneficial Owner	on January 31, 2006	2006	of February 1, 2006
Bernard A. Girod	894,196	273,746	230,000
Vice Chairman of the Board and Chief Executive Officer

Erich A. Geiger	150,000	63,000	254,000
Executive Vice President and Chief Technology Officer

Mark Terry	66,885	9,000	46,000
President, Harman Pro Group
     Following the announcement on January 25, 2006 that the Common Stock of the Issuer would be included in the Standard & Poor’s 500, the Reporting Person and the above-named executives held preliminary discussions regarding possible sales of Common Stock. On January 31, 2006, each of the executives made an independent decision to sell the respective number of his shares of Common Stock disclosed above. The Reporting Person coordinated the sales through a single negotiated transaction. The Reporting Person does not have any contract, arrangement, understanding or relationship with any of the executives regarding the securities of the Issuer.

Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2006	/s/ Sidney Harman
Sidney Harman

Page 6 of 6 Pages